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SEC FILE NUMBER
001-08137

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
American Pacific Corporation

Full Name of Registrant
N/A

Former Name if Applicable
3770 Howard Hughes Parkway
Suite 300

Address of Principal Executive Office (Street and Number)
Las Vegas, Nevada 89169

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On December 27, 2006, the registrant issued a press release reporting its anticipated results for the quarter and fiscal year ended September 30, 2006, a copy of which was furnished with the registrant’s Form 8-K, dated December 27, 2006. Due to the temporary shortage of resources in its finance department, the registrant was unable to timely file its Annual Report on Form 10-K for the fiscal year ended September 30, 2006, without incurring unreasonable effort and expense. The registrant expects to file the Form 10-K within the fifteen-day period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John R. Gibson	(702)	735-2200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Please See Exhibit 1.

American Pacific Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 29, 2006	By	/s/ John R. Gibson

John R. Gibson Chairman and Chief Executive Officer

American Pacific Corporation
Exhibit 1 to Form 12b-25
On November 30, 2005, the registrant completed its acquisition of the Aerojet Fine Chemicals business of GenCorp, Inc. The operations of this Fine Chemicals business are now conducted through the registrant’s wholly-owned subsidiary, Ampac Fine Chemicals LLC (“AFC”). The financial results of AFC, which are reported as the registrant’s Fine Chemicals segment, are included in the registrant’s consolidated operating results beginning December 1, 2005.
The registrant expects its results of operations for the fiscal year ended September 30, 2006, to be consistent with the anticipated results of operations set forth in the registrant’s press release, issued on December 27, 2006, regarding the registrant’s results for such period. A copy of the press release was furnished as Exhibit 99.1 to the registrant’s Form 8-K, dated December 27, 2006.